UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 15, 2008.

Exhibit 99.1

GOLAR LNG INSIDER TRANSACTIONS

Graham Robjohns, CFO of Golar Management, and Kate Blankenship, Golar LNG Limited Board member, have acquired 2,000 shares at a price of US$7.40 and 1,500 shares at a price of US$6.73, respectively in Golar LNG Limited as further detailed below.

Primary insider share transactions:

	Total shares owned	Total shares owned	Total options before and
	before transaction	after transaction	after transaction
Graham Robjohns	500	2,500	231,250
Kate Blankenship	5,000	6,500	75,000

October 13, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 15, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer